Mountain & Co. I Acquisition Corp.

4001 Kennett Pike, Suite 302 Wilmington, Delaware 19807 November 2, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Ms. Stacie Gorman
Mr. James Lopez
Mr. William Demarest
Ms. Shannon Menjivar

Re:	Mountain & Co. Acquisition Corp. Registration Statement on Form S-1, as amended (File No. 333- 259034)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on November 4, 2021 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Leo Borchardt of Davis Polk & Wardwell London LLP at +44-7980-770055 with any questions or comments with respect to this letter.

Sincerely,

Mountain & Co. I Acquisition Corp.

By:	/s/ Dr. Cornelius Boersch
	Name:	Dr. Cornelius Boersch
	Title:	Chief Executive Officer

Via EDGAR

CC:	Deanna L. Kirkpatrick, Davis Polk & Wardwell LLP
Leo Borchardt, Davis Polk & Wardwell London LLP